Exhibit 21.  Subsidiaries of the Registrant

      Interchange Bank (formerly known as Interchange State Bank), and Clover Leaf Mortgage Company, Inc., both of which are incorporated in New Jersey, are wholly owned direct subsidiaries of the Registrant.

      Clover Leaf Investment Corporation, Clover Leaf Insurance Agency Inc.(d/b/a Interchange Insurance Agency) and Interchange Capital Company, L.L.C. are incorporated in New Jersey and are wholly owned direct subsidiaries of Interchange Bank. Clover Leaf Management Realty Corporation, which is also incorporated in New Jersey, is 99% owned by Interchange Bank.